Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press release dated November 29, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Geoffrey Weiji Gao
	Name:	Geoffrey Weiji Gao
	Title:	Principal Financial and Accounting Officer

Date: November 29, 2012

Exhibit 99.1

Contact:

Acorn International, Inc.	CCG Investor Relations

Ms. Natalie Li	Mr. Crocker Coulson, President

Phone: +86-21-5151-8888 Ext. 2540	Phone: +1-646-213-1915 (New York)

Email: natalie@chinadrtv.com	Email: crocker.coulson@ccgir.com

www.chinadrtv.com	www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports Third Quarter 2012 Financial Results

SHANGHAI, China, November 29, 2012 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the quarter ended September 30, 2012.

Summary Financial Results for the Third Quarter of 2012:

•	Net revenues were $69.2 million, down 35.8% from $107.8 million for the third quarter of 2011.

•	Gross profit was $31.1 million, down 31.3% from $45.3 million for the third quarter of 2011.

•	Gross margin increased to 44.9% from 42.0% for the third quarter of 2011.

•	Operating loss was $2.2 million, compared to operating income of $1.5 million for the third quarter of 2011.

•	Net loss attributable to Acorn was $1.1 million, compared to net income of $1.5 million for the third quarter of 2011.

•	Diluted loss per American Depositary Share (“ADS”) was $0.04, compared to diluted earnings per ADS of $0.05 for the third quarter of 2011.

“In the third quarter of 2012, our net revenues declined by 35.8% compared to the same period in 2011 as we continued to see softer demand in the fiercely competitive mobile phone market and lower sales in electronic learning products and consumer electronics. On a sequential basis, however, our net revenues were up by 50.1% over the second quarter of 2012, reflecting favorable seasonal trends and positive customer recognition relating to some of our new products. Fitness products, our top-selling product line representing 25.7% of total revenues in the third quarter of 2012, increased by 11.3 times over the lower sales in the same period of 2011. Our gross margin improved by nearly three percent over the same period last year, as we focused our media spending on our most profitable product lines, although lower sales volumes led to a small operating loss for the quarter,” said Mr. Don Yang, CEO of Acorn.

“In addition, we introduced some new products in the third quarter of 2012 and will continue to test market some new products mainly on our TV direct sales platform for the remainder of 2012. We keep optimizing our media spending on top performing products to further improve profitability. We recently entered into an agreement with Sino-US United MetLife Insurance Co., Ltd. (“MetLife”) to engage in joint promoting and selling of MetLife insurance products to our customers. We are taking steps to bolster the effectiveness of our outbound sales efforts and to strengthen our Internet sales as cost-effective alternatives to TV direct sales, which became more costly with the higher rates of TV airtime introduced in 2012,”

Business Results for the Third Quarter of 2012:

•

Sales of mobile phones generated revenues of $17.4 million, representing 25.1% of total revenues, in the third quarter of 2012. Mobile phone sales declined 60.8% from the third quarter of 2011, primarily due to decreased demand for existing mobile phone models and slower-than-expected sales of the new mobile phone models launched in the third quarter of 2012. The company continues to develop new mobile phones models in the fourth quarter of 2012.

•

Sales of fitness products (namely the Yierjian product line first launched in the third quarter of 2011), performed well in the third quarter of 2012 and generated revenues of $17.8 million, representing 25.7% of total revenues. The Company expects the fitness product line to remain one of its major revenue drivers in the fourth quarter of 2012.

•

Other direct sales platforms, represented by third-party bank channels, outbound calls, catalogs and Internet sales declined 37.6% in the third quarter of 2012 as compared to the third quarter of 2011. The decline in other direct sales was primarily due to the lower sales from third-party bank channels as well as the outbound calls and catalogs sales.

Third Quarter 2012 Results:

Total net revenues were $69.2 million for the third quarter of 2012, a decrease of 35.8% from $107.8 million for the third quarter of last year, but up by 50.1% as compared to the second quarter of 2012. Direct sales contributed to 71.9%, or $49.8 million, of the total net revenues for the third quarter of 2012, a decrease of 38.1% from $80.5 million for the same period last year. The decrease in direct sales levels resulted mainly from a decline in sales generated from mobile phones, cosmetics and consumer electronics.

Distribution sales net revenues decreased 28.8% year-over-year to $19.4 million from $27.3 million for the third quarter of 2011, but up by 534.7% from the second quarter of 2012. Electronic learning devices accounted for 86.9% of total distribution sales and benefited from the launch of new electronic learning devices incorporating mobile internet interactive features.

The table below summarizes the gross revenues of the Company for the third quarter of 2011 and 2012, broken down by product categories:

	2012 Q3 $‘000	Sales %	2011 Q3 $‘000	Sales %
Fitness products	17,819	25.7%	1,446	1.3%
Mobile phones	17,423	25.1%	44,483	41.2%
Electronic learning products	17,238	24.8%	25,454	23.6%
Collectible products	5,112	7.4%	8,344	7.7%
Health products	4,082	5.9%	4,427	4.1%
Cosmetics	1,513	2.2%	8,028	7.4%
Consumer electronics	1,186	1.7%	8,028	7.4%
Other products	5,017	7.2%	7,849	7.3%

Total gross revenues	69,390	100%	108,059	100%

Cost of sales for the third quarter of 2012 was $38.1 million, representing a 39.0% decrease from $62.5 million for the third quarter of 2011, primarily due to the decrease in sales.

Gross profit for the third quarter of 2012 was $31.1 million, a decrease of 31.3% as compared to $45.3 million for the third quarter of 2011. Gross margin was 44.9% in the third quarter of 2012, as compared to 42.0% in the same period in 2011. The increase in gross margin was largely due to a shift in product mix toward fitness products, which generally have higher margins.

Advertising expenses were $14.3 million for the third quarter of 2012, down 25.3% from $19.1 million for the third quarter of 2011. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on its multiple sales platforms, was 2.17 in the third quarter of 2012, down from 2.37 in the third quarter of 2011. The decline was primarily as a result of higher media prices, as well as the decline in our sales.

Other selling and marketing expenses decreased 22.2% to $13.4 million from $17.2 million for the third quarter of 2011. The decrease in other selling and marketing expenses was smaller than the decline in our sales, mainly due to larger contribution of fitness products to total revenues, which have higher delivery costs, as well as the increase in labor costs of sales and marketing personnel.

General and administrative expenses were $6.8 million for the third quarter of 2012, representing a 19.2% decrease from $8.4 million in the third quarter of 2011.

Other operating income, net, was $1.2 million for the third quarter of 2012, as compared to $0.9 million in the third quarter of 2011.

As a result, operating loss was $2.2 million, as compared to operating income of $1.5 million in the third quarter of 2011.

Other income, primarily from interest income, was $0.8 million, as compared to $1.0 million in the third quarter of 2011.

Share-based compensation was $123,246 for the third quarter of 2012, as compared to $32,066 in the third quarter of 2011.

The Company recorded an income tax credit of $0.2 million in the third quarter of 2012 as compared to income tax expense of $1.0 million in the third quarter of 2011.

Net loss attributable to Acorn was $1.1 million, as compared to net income of $1.5 million in the third quarter of 2011.

Diluted loss per American Depositary Share (“ADS”) was $0.04, as compared to diluted earnings per ADS of $0.05 for the third quarter of 2011.

As of September 30, 2012, Acorn’s cash and cash equivalents, including restricted cash and short-term investments, totaled $116.7 million, as compared to $122.7 million as of December 31, 2011.

Fiscal Year 2012 Business Outlook:

Based upon current trends, the Company is maintaining its prior guidance for the full year 2012 of revenues between $260 million and $280 million and a net loss between $14 million and $16 million.

Acorn plans to continue to optimize its media spending so as to concentrate on the most profitable product categories and the most productive TV channel partners, in support of some planned product launches in the fourth quarter. Based on the positive customer recognition to the Company’s new electronic learning device, Acorn plans to further promote and broaden market awareness of this product. While sales of cosmetic products have been below expectations, the Company is developing more cost-effective Internet sales channels to improve sales volumes of its cosmetics product line. Acorn’s management will continue to enhance cost efficiencies across the organization with the goal of returning to profitable operations.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, the operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on November 29, 2012 (9:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	1-800-860-2442 (U.S. Toll Free)

•	1-412-858-4600 (International)

•	1-866-605-3852 (Canada Toll Free)

•	800-962475 (Hong Kong Toll Free)

•	10-800-120-2304 (China South Toll Free)

•	10-800-712-2304 (China North Toll Free)

Please dial-in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. ET on December 12, 2012 and may be accessed via:

•	1-877-344-7529 (U.S. Toll Free)

•	1-412-317-0088 (International)

•	Conference number: 10021025

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include catalogs, third-party bank channels, outbound telemarketing center and e-commerce websites. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2012; Acorn’s marketing strategy; Acorn’s ability to maximize the effectiveness of its media spending and enhance media return; Acorn’s ability to realize its planned new product launches; the Company’s ability to successfully enhance its outbound call and Internet sales operations as main sources of revenues in addition to TV direct sales; the ability for the fitness product line to remain a major revenue driver in the fourth quarter of 2012; the Company’s ability to further diversify its product offerings; and the Company’s ability to further enhance its cost-efficiency. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn’s business may not improve in the remainder of 2012 and the Company may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating results to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may results in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to effectively consolidate the distribution channels, the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2011 annual report on Form 20-F filed with Securities and Exchange Commission on April 23, 2012. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2011. The Company’s actual results of operations for the third quarter of 2012 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Interim Financial Information

The condensed, consolidated financial statements included herein are unaudited. These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, and financial position. The results reported in these condensed, consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed, consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our 2011 consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2011	September 30, 2012
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	111,180,139	106,070,822
Restricted cash	1,556,852	633,969
Short-term investments	9,993,720	10,029,863
Accounts receivable, net	16,693,959	17,562,347
Notes receivable	—	70,967
Inventory	32,888,645	22,098,185
Prepaid advertising expenses	11,654,922	7,833,420
Other prepaid expenses and current assets, net	9,928,245	7,309,441
Deferred tax assets, net	3,465,795	1,201,203

Total current assets	197,362,277	172,810,217
Prepaid land use right	8,105,061	7,925,302
Property and equipment, net	29,803,901	28,525,041
Acquired intangible assets, net	2,126,596	1,878,762
Investments in affiliates	6,794,955	6,751,984
Other long-term assets	1,482,881	2,142,050

Total assets	245,675,671	220,033,356

Liabilities and equity
Current liabilities:
Accounts payable	21,023,807	14,870,271
Accrued expenses and other current liabilities	18,910,178	13,390,390
Notes payable	4,411,840	2,286,705
Income taxes payable	3,603,813	—
Dividend payable	467	122
Deferred revenue	—	1,234,198

Total current liabilities	47,950,105	31,781,686
Deferred tax liability	831,006	825,750

Total liabilities	48,781,111	32,607,436

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	945,666	946,059
Additional paid-in capital	160,632,659	160,935,066
Retained earnings	15,960,272	7,418,034
Accumulated other comprehensive income	30,320,856	29,220,649
Treasury stock, at cost	(11,463,946)	(11,463,946)

Total Acorn International, Inc. shareholders’ equity	196,395,507	187,055,862
Non-controlling interests	499,053	370,058

Total equity	196,894,560	187,425,920

Total liabilities and equity	245,675,671	220,033,356

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended September 30		9 Months Ended September 30
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
Direct sales	80,470,179	49,784,085	218,934,677	144,731,986
Distribution sales	27,314,205	19,447,548	55,653,652	38,741,343

Total	107,784,384	69,231,633	274,588,329	183,473,329

Cost of revenues
Direct sales	(45,575,683)	(23,870,923)	(121,265,821)	(70,718,908)
Distribution sales	(16,950,095)	(14,268,991)	(35,920,743)	(27,785,856)

Total	(62,525,778)	(38,139,914)	(157,186,564)	(98,504,764)

Gross profit
Direct sales	34,894,496	25,913,162	97,668,856	74,013,078
Distribution sales	10,364,110	5,178,557	19,732,909	10,955,487

Total	45,258,606	31,091,719	117,401,765	84,968,565

Operating (expenses) income
Advertising expenses	(19,129,596)	(14,295,576)	(51,167,484)	(43,031,395)
Other selling and marketing expenses	(17,203,063)	(13,385,983)	(43,400,703)	(38,252,213)
General and administrative expenses	(8,358,801)	(6,752,726)	(21,873,256)	(19,888,039)
Other operating income, net	901,908	1,163,965	1,955,564	2,525,347

Total operating (expenses) income	(43,789,552)	(33,270,320)	(114,485,879)	(98,646,300)

Income (loss) from operations	1,469,054	(2,178,601)	2,915,886	(13,677,735)

Other income	1,032,696	780,945	6,799,626	4,827,823

Income (loss) before income taxes, and equity in losses of affiliates	2,501,750	(1,397,656)	9,715,512	(8,849,912)

Income tax (expenses) benefits
Current	(993,903)	237,826	(3,000,086)	2,433,978
Deferred	—	—	—	(2,252,622)

Total income tax (expenses) benefits	(993,903)	237,826	(3,000,086)	181,356

Equity in losses of affiliates	(59,267)	—	(748,786)	—

Net income (loss)	1,448,580	(1,159,830)	5,966,640	(8,668,556)

Net income attributable to noncontrolling interests	2,869.00	41,336	163,095	126,318

Net income (loss) attributable to Acorn International, Inc.	1,451,449	(1,118,494)	6,129,735	(8,542,238)

Income (loss) per ADS
Basic	0.05	(0.04)	0.21	(0.28)
Diluted	0.05	(0.04)	0.20	(0.28)

Weighted average number of ordinary shares used in calculating income
Basic	89,904,620	89,972,637	89,529,061	89,959,795
Diluted	89,950,470	90,040,377	89,726,561	89,991,821